Exhibit 16.1

July 1, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7561

Dear Sirs/Madams:

We have read Item 4.01 of BGC Partners, Inc.’s Form 8-K dated July 1, 2008, and have the following comments:

1.	We agree with the first sentence of the first paragraph relating to us, the first sentence of each of the fourth and sixth paragraphs and the second, third and fifth paragraphs of Item 4.01(a).

2.	We have no basis on which to agree or disagree with the statements made in the second or third sentences of the first paragraph or the second sentence of each of the fourth and sixth paragraphs of Item 4.01(a), or the statements made in Item 4.01(b).

Yours truly,

/s/ DELOITTE & TOUCHE LLP

New York, New York